Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces May 2022

Key Performance Indicators (KPIs)

Total Customers Served: 77,291 – Sales Per Customer: JPY 6,461 – Customer Repeat Ratio: 79.6%

New York/June 21, 2022 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of May 2022. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of May 2022.

•	The number of salons was 308 in May 2022, down from 313 in the year-ago period. From May 2021 to May 2022, 14 unprofitable salons were closed through scrap-and-build and nine new salons were opened. In addition, two of these new salons were opened during the month.
•	Total customers served increased to 77,291 in May 2022 from 66,604 in the year-ago period. The increase is primarily attributed to the increase in the number of salons with available financial and customer data, and the recovery from the impact of COVID-19.
•	Sales per customer increased to JPY6,461 in May 2022, up from JPY6,370 in May 2021. The increase is attributed to the upselling of value-added optional services.
•	Our repeat ratio, a measure of repeat customers, decreased to 79.6% in May 2022 from 80.6% in the year-ago period. The decrease is primarily attributed to an increase in the number of new customers due to new salon openings and the recovery from the impact of COVID-19.
•	Our operation ratio increased to 50.1% in May 2022 from 48.7% in the year-ago period. The increase is primarily attributed to the increase in the total customers served.
•	The total number of salons with data increased to 232 in March 2022 from 212 in March 2021. The increase is attributed to the completion of the replacement of the customer management system in certain salons. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales per Customer (*4)		Repeat Ratio (*5)	Operation Ratio (*6)
May-21	313	212	66,604	JPY	6,370	80.6%	48.7%
June-21	313	219	68,069	JPY	6,350	81.2%	48.6%
July-21	314	220	70,912	JPY	6,498	81.0%	48.1%
August-21	315	221	66,323	JPY	6,592	81.3%	46.5%
September-21	316	221	65,130	JPY	6,428	82.0%	46.7%
October-21	316	221	68,608	JPY	6,486	83.3%	48.9%
November-21	316	221	65,569	JPY	6,466	81.9%	47.7%
December-21	312	221	71,173	JPY	6,634	81.7%	50.5%
January-22	312	221	62,747	JPY	6,570	82.4%	48.2%
February-22	310	219	54,443	JPY	6,662	83.8%	46.4%
March-22	310	217	61,417	JPY	6,595	82.4%	46.5%
April-22	309	232	69,986	JPY	6,616	82.0%	48.3%
May-22	308	232	77,291	JPY	6,461	79.6%	50.1%

(*1)	Number of Salons: Includes our directly-operated salons, and franchisees’ salons.
(*2)	Number of Salons with Data: The number of salons for which comparable financial and customer data is available.
(*3)	Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.
(*4)	Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.
(*5)	Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.
(*6)	Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 308 (as of May 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

Or

U.S. Investor Contact

Robert Blum, Joe Diaz, Joe Dorame

Lytham Partners, LLC

602-889-9700

MRM@lythampartners.com

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